30 October 2003 Exhibit 99.4

Overview Establishment of Foundation - Recap Background Structure Assets Benefits for claimants Benefits for shareholders Foundation developments Foundation statement Foundation funding largely intact Establishment was fair, legitimate and transparent JHI NV's legal and financial position unchanged A wider issue

Establishment of Foundation - Recap Background Established in February 2001 to: Compensate people injured by asbestos from former group subsidiaries Fund medical research aimed at finding cures Completely independent, non profit organisation with its own board and management Established with assets sufficient to meet anticipated future claims relating to asbestos from former group subsidiaries Resolved former group asbestos liability within these subsidiaries for the mutual benefit of shareholders and future claimants

Establishment of Foundation - Recap Structure Foundation controls two former subsidiaries of the former parent company, AMABA and AMACA, that manufactured asbestos All shares in AMABA and AMACA were vested to Foundation Assets in AMABA and AMACA totalled A$296 million including A$90m above net assets Resulted in deconsolidation of AMABA and AMACA from the former parent company AMABA and AMACA indemnified the former parent company for past and future asbestos liabilities

Establishment of Foundation - Recap Assets Established with assets of A$296 million to meet legitimate asbestos related claims on AMABA and AMACA Investment income from assets would enable total claims payments to significantly exceed A$296 million Independent advice was provided by specialists including Trowbridge actuaries, Access Economics, PwC and UBS Warburg Foundation was provided with an extra A$90m in excess of entire assets of AMABA and AMACA at establishment, and any legal obligation, to a total of A$296m A further A$3m was provided to enable continued support of asbestos medical research

Establishment of Foundation - Recap Benefits for Claimants Greater certainty Foundation focussed on compensation Anticipated future claims were expected to be met Foundation has irrevocable rights to the assets Assets not to be used for other purposes ahead of claims Right of claimants to sue were undiminished James Hardie has no rights to dividends or any surpluses Special funds to help continue medical research

Establishment of Foundation - Recap Benefits for Shareholders Greater certainty Asbestos costs no longer impact P&L No future asbestos provision required Nature and extent of liability is clarified Management focus entirely on core business Investor focus entirely on core business Increased attractiveness to investors

Foundation Developments Impact of AASB 1044 Requirement for AMACA and AMABA to disclose actuarial assessment of estimated contingent asbestos liability It is understood that AMABA and AMACA accounts show a shortfall in assets available to meet estimated contingent liability Disclosing contingent liability does not mean AMACA and AMABA have insufficient assets to meet known creditors or will have insufficient funds to meet all future claims Many factors will effect future funding requirements including: number and type of claims; investment returns; legal developments (e.g.Hay case); medical developments; and systemic reform

Foundation Statement Foundation claims existing funding could be exhausted within 5 years Foundation unsuccessfully sought additional funding from James Hardie to meet expected liabilities Foundation is investigating a range of legal options involving James Hardie or related entities to ensure compensation for future claimants

Foundation Funding Largely Intact Clearly there is no funding shortfall today. The Foundation's net worth is close to what it was at time of establishment It will receive $130 million from agreed schedule of indemnity payments and insurance settlements - this is on top of its cash and investments All workers compensation claims covered by existing insurance Funding is sufficient for many more years even if no return earned on its assets

Establishment was fair, legitimate & transparent Former parent company board took expert advice in determining funds provided Best information available was used Income assumptions were low end of 10 year historical performance Extensive consultation with acknowledged experts and interested parties Interests of claimants and shareholders were balanced

James Hardie's Legal and Financial Position Unchanged There was no parent company liability for AMACA and AMABA before or after the establishment of the Foundation, or before or after the restructure There is no basis for legal action by the Foundation against JHI NV or any related entity James Hardie is confident it can defend any such action Potential for any asbestos related claims from AMABA and AMACA to have a material adverse affect on JHI NV remains remote JHI NV not involved in Foundation set up or any asbestos claims Circumstances for involving JHI NV do not exist JHI NV has no legal obligation to provide further funding to the Foundation

A Wider Issue Actuarial cost estimates adopted in AMACA and AMABA accounts show a dramatic departure from many years of consistent and stable actuarial estimates of future claim costs It is difficult to contemplate any basis for such a change but a substantial departure would indicate a wider issue Foundation subsidiaries less than 20% of the problem and only 2 of about 150 defendants Investigations underway to assess government liabilities

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.